UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023 (Report No. 8)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Special Meeting of Holders of Series 3 Tradable Warrants

In light of discussions held on June 25, 2023 with holders of Series 3 Tradable Warrants, attached hereto and incorporated by reference herein is the First Amended Notice of Meeting, Proxy Statement and Voting Card for the Special Meeting of Holders of Series 3 Tradable Warrants listed on the Tel Aviv Stock Exchange (the “Warrants”) of Brenmiller Energy Ltd. (the “Company”), originally scheduled to be held on Monday June 26, 2023 which on June 25, 2023 was rescheduled to July 3, 2023.

Only holders of record who hold the Warrants of the Company at the close of business on June 22, 2023, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-272377) and Form S-8 (Registration No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	First Amended Notice of Meeting, Proxy Statement and Voting Card for the Special Meeting of Holders of Series 3 Tradable Warrants to be held on July 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 27, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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